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April 22, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rovi Corporation
Definitive Additional Materials on Schedule 14A filed by
Engaged Capital Master Feeder I, LP, et al.
Filed April 16, 2015
File No. 000-53413

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 17, 2015 (the “Staff Letter”) with regard to the above-referenced matter filed on April 16, 2015 (the “Soliciting Materials”).  We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Materials.

1.	Each statement or assertion of opinion or belief must be clearly characterized as such. Please qualify the following types of statements as your belief in future filings:

•	“Entrenched Long-Tenured Board Continues to Destroy Shareholder Value.”

•	“ROVI’s leadership team has failed on a number of fronts.” (slide 11)

•	“The Board approved a ‘bet the farm’ transaction predicated on the achievement of extremely aggressive targets.” (slide 38)

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April 22, 2015

•	“ROVI’s April 13 Letter to Shareholders Contains Numerous Misleading Statements.” (slide 63)

•	“ROVI’s Board employs misleading ‘cherry-picking’ to defend a defenseless track record.” (slide 64)

•	“ROVI is using the upcoming licensing renewals to scare shareholders from supporting change.” (slide 66)

Engaged Capital acknowledges the Staff’s comment and confirms that it will qualify each statement or assertion of opinion or belief as such in future filings.

2.	Please qualify the following statement as your belief in future filings, and provide supplemental support for this particular statement with your response:

•	“The Sonic acquisition ... was a complete disaster ..., making it perhaps one of the worst acquisition failures on record in public company history ..”

Engaged Capital acknowledges the Staff’s comment and confirms it will qualify each statement or assertion of opinion or belief as such in future filings.

On a supplemental basis, Engaged Capital provides the Staff with the following factual support for its views regarding the Sonic acquisition. Rovi acquired Sonic for a total of $763 million in February 2011. A year later, in February 2012, Rovi began a piecemeal divestiture of Sonic, which ultimately resulted in Rovi incurring a capital loss of over $677 million by the time the divestiture was complete in March 2014, representing the equivalent of 41% of Rovi’s current market cap. Furthermore, the entire Sonic business was ultimately considered non-core. Engaged Capital has been unable to find another case of an acquisition and subsequent divestiture of a non-core business representing comparable destruction of shareholder value in terms of a percentage of a company’s market cap.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Glenn W. Welling, Engaged Capital, LLC
Aneliya S. Crawford, Olshan Frome Wolosky LLP